Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Third Quarter and the First Nine Months Ended March 31, 2019

First Nine months of Fiscal Year 2019 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $100.5 million, an increase of 25.1% compared to the comparable prior year period.
•	Total revenues were $413.4 million, an increase of 5.0% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 38.3%, compared to 37.6% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $1.65, an increase of 25.0% compared to the comparable prior year period.
•	Net cash provided by operating activities was $86.7 million for the current period.
•	DSO of 176 days, compared to 176 days for the comparable prior year period.
•	Inventory turnover days of 59 days, compared to 58 days for the comparable prior year period.

Third Quarter of Fiscal Year 2019 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $28.1 million, an increase of 27.1% compared to the comparable prior year period.
•	Total revenues were $125.2 million, an increase of 3.8% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 39.6%, compared to 36.5% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.46, an increase of 27.8% compared to the comparable prior year period.
•	Net cash provided by operating activities was $25.2 million for the current quarter.
•	DSO of 193 days, compared to 196 days for the comparable prior year period.
•	Inventory turnover days of 50 days, compared to 63 days for the comparable prior year period.

Beijing, China – May 14, 2019 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the third quarter of fiscal year 2019 ended March 31, 2019 (see attached tables). The management of Hollysys, stated:

Hollysys Automation Technologies Ltd May 13, 2019	Page 2

Revenue and new contract for our IA business for the quarter were $60.1 million and $84.0 million, representing a 31.6% and 2.2% YOY increase, respectively. For the first nine months of the fiscal year, revenue and contract presented a 4.0% and 3.5% YOY increase, respectively. Our effort in market penetration and addressing the current customer base for maintenance and upgrade opportunities continued. Within high-end coal fire market, our solid performance in the past have earned us reputation. We signed a breakthrough contract to provide DCS+DEH solution to the 660MW power units of China Huaneng Group, which is the first time that Huaneng has accepted Hollysys’ control solution for its 660MW power units. We continued to address other sub-verticals of power including garbage power, biomass and solar thermal power. In solar thermal, we entered into a strategic relationship with Zhongnan Engineering Corporation Limited on jointly developing the control solution for the world first molten salt linear Fresnel solar thermal power station in Gansu, China. In chemical and petrochemical, our effort in penetrating the market continued, and with the execution of our previous breakthrough projects as reference, we continued to actively promote ourselves. We signed a contract to provide control solution to coal-to-clean industrial gas project in Jiangxi with a design capacity of 13 billion normal cubic meter per year, which is to be the world largest project of such kind once completed. We kept addressing our valuable customer base and the momentum of aftersales services continued. In addition to regular maintenance, our value adding industrial software that covers advanced process control, industrial information security, etc. are being accepted by more of our customers. Following the breakthrough in our first intelligent plant solution in the last quarter, we maintained close communication with potential customers. Meanwhile, our intelligence-oriented solutions are earning its reputation. In February, Hollysys was named by Ministry of Industry and Information Technology of the People’s Republic of China (MIIT) as outstanding data collection and edge computing technology provider, outstanding PaaS technology provider and outstanding SaaS technology provider. Our “HolliMachine Smart Equipment Cloud Industrial Internet APP” was also listed in the Outstanding Industrial Internet APP Solution published by MIIT. Furthermore, we have recently formed a strategic partnership with Arup, one of the largest global engineering consulting firms, to develop and implement world-leading intelligent solutions and expand into overseas markets together.

Quarterly revenue and new contract for our railway business were $46.8 million and $35.5 million, representing an 2.7% YOY increase and 6.3% YOY decrease, respectively. For the first nine month of the fiscal year, revenue and new contract recorded an 6.9% and 48.1% YOY increase, respectively. With 13th Five Year Plan period entering its final two years and the amount of contract signed previously, we have been busy delivering. Going forward into the future and given a visible long-term railway construction plan, we will continue to adhere to the diversity strategy for stable and healthy growth and to improve our local service network for more value-adding and differentiated services. With urbanization as an ongoing process, we will keep leveraging our strong R&D capacity and prepare for the application of various types of railway transportation system in the future.

In overseas business, M&E recorded a quarterly revenue and new contract of $18.4 million and $16.8 million, representing a 37.7% and 20.8% YOY decrease respectively. For the first nine months of the fiscal year, revenue and new contract recorded a 3.6% and 8.4% YOY increase respectively. Given the macro economy in Southeast Asia and the Middle East, risk control remains to be the key focus of our M&E business. In IA overseas business, we continued our effort in developing partnership with key EPC players, and to create opportunity to join EPC project in its early project cycle by cooperating with design institution. We have achieved our first cooperation with Shanghai Electric overseas as we signed a contract on a 2*300MW power unit optimization project in Malaysia. Going forward, we will take gradual steps to improve the marketing and service capability of our overseas business for greater localization.

Hollysys Automation Technologies Ltd May 13, 2019	Page 3

Third Quarter and First Nine Months Ended March 31, 2019 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except for number of shares and per share data)

	Three months ended			Nine months ended
	Mar 31, 2019	Mar 31, 2018	% Change	Mar 31, 2019	Mar 31, 2018	% Change

Revenues	$125,167	120,617	3.8%	$413,350	393,531	5.0%
Integrated contract revenue	$101,285	104,736	(3.3)%	$334,618	334,845	(0.1)%
Products sales	$13,187	9,908	33.1%	$27,144	29,085	(6.7)%
Service rendered	$10,695	5,973	79.1%	$51,588	29,601	74.3%
Cost of revenues	$75,652	76,608	(1.2)%	$255,219	245,398	4.0%
Gross profit	$49,515	44,009	12.5%	$158,131	148,133	6.7%
Total operating expenses	$19,319	18,820	2.7%	$55,895	58,971	(5.2)%
Selling	$6,474	6,205	4.3%	$22,043	20,643	6.8%
General and administrative	$8,743	7,745	12.9%	$28,939	30,752	(5.9)%
Research and development	$8,655	8,758	(1.2)%	$27,825	27,975	(0.5)%
VAT refunds and government subsidies	$(4,553)	(3,888)	17.1%	$(22,912)	(20,399)	12.3%
Income from operations	$30,196	25,189	19.9%	$102,236	89,162	14.7%
Other income, net	$1,190	352	238.1%	$7,685	3,062	151.0%
Foreign exchange loss	$(333)	(877)	62.0%	$(1,163)	(1,981)	41.3%
Share of net (loss) income of equity investees	$(885)	194	(556.2)%	$(1,172)	2,466	(147.5)%
Dividend income from a cost investee	-	38	(100.0)%	$1,116	1,096	1.8%
Interest income	$2,978	2,006	48.5%	$8,973	5,041	78.0%
Interest expenses	$(54)	(175)	(69.1)%	$(371)	(808)	(54.1)%
Income tax expenses	$4,946	4,553	8.6%	$16,713	17,584	(5.0)%
Net income attributable to non-controlling interests	$50	75	(33.3)%	$132	161	(18.0)%

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$28,096	22,099	27.1%	$100,459	80,293	25.1%
Non-GAAP basic EPS	$0.46	0.37	24.3%	$1.66	1.33	24.8%
Non-GAAP diluted EPS	$0.46	0.36	27.8%	$1.65	1.32	25.0%

Share-based compensation expenses	$50	129	(61.2)%	$201	581	(65.4)%
Amortization of acquired intangible assets	$78	128	(39.1)%	$234	279	(16.1)%
Fair value adjustments of a bifurcated derivative	$-	-	-	$20	-	100%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$27,968	21,842	28.0%	$100,004	79,433	25.9%
GAAP basic EPS	$0.46	0.36	27.8%	$1.65	1.31	26.0%
GAAP diluted EPS	$0.46	0.36	27.8%	$1.64	1.31	25.2%

Basic weighted average common shares outstanding	60,459,370	60,436,871	0.0%	60,453,704	60,431,201	0.0%
Diluted weighted average common shares outstanding	61,276,829	61,296,907	0.0%	61,273,073	61,245,982	0.0%

Hollysys Automation Technologies Ltd May 13, 2019	Page 4

Operational Results Analysis for the Third Quarter Ended March 31, 2019

Comparing to the third quarter of the prior fiscal year, the total revenues for the three months ended March 31, 2019 increased from $120.6 million to $125.2 million, representing an increase of 3.8%. Broken down by the revenue types, integrated contracts revenue decreased by 3.3% to $101.3 million, products sales revenue increased by 33.1% to $13.2 million, and services revenue increased by 79.1% to $10.7 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)

	Three months ended				Nine months ended
	Mar 31,				Mar 31,
	2019		2018		2019		2018
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	60,063	47.9%	45,651	37.8%	167,241	40.4%	160,780	40.8%
Rail Transportation Automation	46,759	37.4%	45,533	37.8%	160,630	38.9%	150,279	38.2%
Mechanical and Electrical Solution	18,345	14.7%	29,433	24.4%	85,479	20.7%	82,472	21.0%
Total	125,167	100.0%	120,617	100.0%	413,350	100.0%	393,531	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 39.6% for the three months ended March 31, 2019, as compared to 36.5% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 30.2%, 85.6% and 71.9% for the three months ended March 31, 2019, as compared to 30.1%, 81.2% and 73.6% for the same period of the prior year, respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margins. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 39.5% for the three months ended March 31, 2019, as compared to 36.4% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 30.1%, 85.6% and 71.9% for the three months ended March 31, 2019, as compared to 30.0%, 81.2% and 73.6% for the same period of the prior year, respectively.

Selling expenses were $6.5 million for the three months ended March 31, 2019, representing an increase of $0.3 million or 4.3% compared to $6.2 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 5.2% and 5.1% for the three months ended March 31, 2019, and 2018, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $8.7 million for the quarter ended March 31, 2019, representing an increase of $1.0 million or 12.9% compared to $7.7 million for the same quarter of the prior year, which was primarily due to increase of bad debt allowance. Presented as a percentage of total revenues, non-GAAP G&A expenses were 7.0% and 6.4% for quarters ended March 31, 2019 and 2018, respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $8.8 million and $7.9 million for the three months ended March 31, 2019 and 2018, respectively.

Hollysys Automation Technologies Ltd May 13, 2019	Page 5

Research and development expenses were $8.7 million for the three months ended March 31, 2019, representing a decrease of $0.1 million or 1.2% compared to $8.8 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 6.9% and 7.3% for the quarter ended March 31, 2019 and 2018, respectively.

The VAT refunds and government subsidies were $4.6 million for three months ended March 31, 2019, as compared to $3.9 million for the same period in the prior year, representing a $0.7 million or 17.1% increase, which was primarily due to increase of the VAT refunds.

The income tax expenses and the effective tax rate were $4.9 million and 15.0% for the three months ended March 31, 2019, as compared to $4.6 million and 17.2% for comparable prior year period. The effective tax rate fluctuation was mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries are subject to different tax rates in various jurisdictions.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on grant-date fair value of shares or options granted, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative, was $28.1 million or $0.46 per diluted share based on 61.3 million diluted weighted average common shares outstanding for the three months ended March 31, 2019. This represents a 27.1% increase over the $22.1 million or $0.36 per share based on 61.3 diluted weighted average common million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $28.0 million or $0.46 per diluted share representing an increase of 28.0% over the $21.8 million or $0.36 per diluted share reported in the comparable prior year period.

Contracts and Backlog Highlights

Hollysys achieved $136.2 million of new contracts for the three months ended March 31, 2019. The backlog as of March 31, 2019 was $599.2 million. The detailed breakdown of the new contracts and backlog by segments is shown below:

(In USD thousands)

	New contracts achieved		Backlog
	for the three months ended Mar 31, 2019		as of Mar 31, 2019
	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	84,010	61.7%	182,567	30.5%
Rail Transportation	35,471	26.0%	322,091	53.8%
Mechanical and Electrical Solutions	16,754	12.3%	94,546	15.8%
Total	136,235	100.0%	599,204	100.0%

Hollysys Automation Technologies Ltd May 13, 2019	Page 6

Cash Flow Highlights

For the three months ended March 31, 2019, the total net cash outflow was $15.3 million. The net cash provided by operating activities was $25.2 million. The net cash used in investing activities was $45.3 million, mainly consisted of $93.8 million time deposits placed with banks, and $4.2 million purchases of property, plant and equipment, which was partially offset by $52.7 million maturity of time deposits. The net cash used in financing activities was $0.2 million, mainly consisted of $1.9 million repayments of short-term bank loans, which were partially offset by $1.7 million proceeds from short-term bank loans.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $253.4 million, $270.8 million, and $238.0 million as of March 31, 2019, December 31, 2018 and March 31, 2018, respectively.

For the three months ended March 31, 2019, DSO was 193 days, as compared to 196 days for the comparable prior year period and 157 days for the last quarter; and inventory turnover was 50 days, as compared to 63 days for the comparable prior year period and 39 days for the last quarter.

Conference Call

The Company will host a conference call at 9:00 pm May 13, 2019 U.S. Eastern Time / 9:00 am May 14, 2019 Beijing Time, to discuss the financial results for fiscal year 2019 third quarter ended March 31, 2019 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 1568415.

Standard International Dial-In Number:	+65 67135090

Participant Local Dial-In Numbers:
Australia, Sydney *NEW*	+61 290833212
China, Domestic	8008190121
China, Domestic	4006208038
China, Hong Kong	+852 30186771
Japan, Tokyo	+81 345036012
Korea (South), Seoul	+82 27395177
China, Taiwan	+886 255723895
United Kingdom, London *NEW*	+44 2036214779
United States, New York	+1 8456750437

Hollysys Automation Technologies Ltd May 13, 2019	Page 7

Participant ITFS Dial-In Numbers:
Australia, *NEW*	1800411623
Australia, *NEW*	1300717205
Belgium	080071900
Canada	18663861016
France	0800912761
Germany	08001820671
China, Hong Kong	800906601
India	18002666846
Indonesia, PT Indosat access	0018030179156
Indonesia, PT Telkom access	0078030179156
Italy	800874737
Japan	0120925376
Korea (South), Domestic	0808500474
Malaysia	1800820152
Netherlands	08000221931
New Zealand	0800880084
Norway	80010719
Philippines	180016120306
Switzerland	0800561006
China, Taiwan	0809091568
Thailand	001800656772
United Kingdom	08082346646
United States	18665194004

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at: http://hollysys.investorroom.com

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of March 2019, Hollysys had cumulatively carried out more than 25,000 projects for approximately 15,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Hollysys Automation Technologies Ltd May 13, 2019	Page 8

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com
+8610-58981386
investors@hollysys.com

Hollysys Automation Technologies Ltd May 13, 2019	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended		Nine months ended
	Mar 31,		Mar 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue	$101,285	$104,736	$334,618	$334,845
Products sales	13,187	9,908	27,144	29,085
Revenue from services	10,695	5,973	51,588	29,601
Total net revenues	125,167	120,617	413,350	393,531

Cost of integrated contracts	70,818	73,297	232,411	229,295
Cost of products sold	1,903	1,863	5,566	7,696
Costs of services rendered	3,009	1,576	17,476	8,686
Gross profit	49,437	43,881	157,897	147,854

Operating expenses
Selling	6,474	6,205	22,043	20,643
General and administrative	8,793	7,874	29,140	31,333
Research and development	8,655	8,758	27,825	27,975
VAT refunds and government subsidies	(4,553)	(3,888)	(22,912)	(20,399)
Total operating expenses	19,369	18,949	56,096	59,552

Income from operations	30,068	24,932	101,801	88,302

Other income, net	1,190	352	7,665	3,062
Foreign exchange loss	(333)	(877)	(1,163)	(1,981)
Share of net (loss) income of equity investees	(885)	194	(1,172)	2,466
Dividend income from a cost investee	-	38	1,116	1,096
Interest income	2,978	2,006	8,973	5,041
Interest expenses	(54)	(175)	(371)	(808)
Income before income taxes	32,964	26,470	116,849	97,178

Income taxes expenses	4,946	4,553	16,713	17,584
Net income	28,018	21,917	100,136	79,594

Net income attributable to non-controlling interests	50	75	132	161
Net income attributable to Hollysys Automation Technologies Ltd.	$27,968	$21,842	$100,004	$79,433

Other comprehensive income (loss), net of tax of nil
Translation adjustments	14,871	30,784	(11,604)	63,054
Comprehensive income	42,889	52,701	88,532	142,648

Less: comprehensive income (loss) attributable to non-controlling interests	50	76	(129)	163
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$42,839	$52,625	$88,661	$142,485

Net income per ordinary share:
Basic	0.46	0.36	1.65	1.31
Diluted	0.46	0.36	1.64	1.31

Shares used in income per share computation:
Weighted average number of ordinary shares	60,459,370	60,436,871	60,453,704	60,431,201
Weighted average number of diluted ordinary shares	61,276,829	61,296,907	61,273,073	61,245,982

Hollysys Automation Technologies Ltd May 13, 2019	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In USD thousands except for number of shares and per share data)

	Mar 31,	Dec 31,
	2019	2018
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$253,388	$270,806
Time deposits with maturities over three months	212,997	168,999
Restricted cash	18,931	16,897
Accounts receivable, net of allowance for doubtful accounts of $46,177 and $45,125 as of March 31,2019 and December 31, 2018, respectively	263,614	272,008
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $8,024 and $7,881 as of March 31, 2019 and December 31, 2018, respectively	226,896	221,581
Other receivables, net of allowance for doubtful accounts of $4,741 and $4,914 as of March 31, 2019 and December 31, 2018, respectively	21,119	18,470
Advances to suppliers	11,262	15,374
Amounts due from related parties	38,182	33,424
Inventories	45,278	35,568
Prepaid expenses	927	911
Income tax recoverable	283	276
Total current assets	1,092,877	1,054,314

Non-current assets
Restricted cash	4,156	4,076
Prepaid expenses	4	4
Property, plant and equipment, net	80,002	75,119
Prepaid land leases	9,910	9,832
Intangible assets, net	1,492	1,540
Investments in equity investees	47,421	52,708
Investments in cost investees	4,879	4,785
Goodwill	48,671	48,346
Deferred tax assets	12,584	11,714
Total non-current assets	209,119	208,124
Total assets	1,301,996	1,262,438

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Derivative financial liability	432	432
Short-term bank loans	2,033	2,215
Current portion of long-term loans	20,297	20,258
Accounts payable	116,276	116,362
Deferred revenue	137,840	141,365
Accrued payroll and related expenses	11,794	19,557
Income tax payable	4,259	3,668
Warranty liabilities	5,409	5,318
Other tax payables	13,951	6,054
Accrued liabilities	21,689	23,322
Amounts due to related parties	4,982	4,596
Total current liabilities	338,962	343,147

Non-current liabilities
Accrued liabilities	6,000	5,885
Long-term loans	914	900
Deferred tax liabilities	11,284	12,083
Warranty liabilities	2,536	2,363
Total non-current liabilities	20,734	21,231

Total liabilities	359,696	364,378

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and outstanding as of March 31, 2019 and December 31, 2018	60	60
Additional paid-in capital	223,597	223,547
Statutory reserves	48,706	46,283
Retained earnings *	686,561	660,329
Accumulated other comprehensive income	(16,796)	(32,281)
Total Hollysys Automation Technologies Ltd. stockholder’s equity	942,128	897,938
Non-controlling interests	172	122
Total equity	942,300	898,060

Total liabilities and equity	$1,301,996	$1,262,438

* The adoption of ASC 606 commenced on July 1, 2018 had a one-off effect on the beginning of balance sheet accounts.

Hollysys Automation Technologies Ltd May 13, 2019	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands).

	Three months ended	Nine months ended
	Mar 31, 2019	Mar 31, 2019
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$28,018	$100,136
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,094	5,920
Amortization of prepaid land leases	66	198
Amortization of intangible assets	78	234
Allowance for doubtful accounts	50	564
Loss on disposal of property, plant and equipment	5	43
Share of net loss from equity investees	885	1,172
Share-based compensation expenses	50	201
Deferred income tax expenses	(1,602)	(2,501)
Accretion of convertible bond	57	172
Fair value adjustments of a bifurcated derivative	-	20
Gains on deconsolidation of a subsidiary	(1,020)	(5,768)
Dividends received from an equity investee	5,527	5,527
Changes in operating assets and liabilities:
Accounts receivable	12,744	3,702
Costs and estimated earnings in excess of billings	(204)	(27,907)
Inventories	(8,709)	(5,106)
Advances to suppliers	4,347	(3,495)
Other receivables	(2,359)	8,986
Deposits and other assets	(8)	(219)
Due from related parties	(4,074)	5,497
Accounts payable	(1,876)	(9,759)
Deferred revenue	(5,894)	4,526
Accruals and other payables	(11,299)	(1,661)
Due to related parties	293	(2,019)
Income tax payable	534	6,809
Other tax payables	7,531	1,442
Net cash provided by operating activities	25,234	86,714

Cash flows from investing activities:
Time deposits placed with banks	(93,777)	(250,717)
Purchases of property, plant and equipment	(4,192)	(5,426)
Proceeds from disposal of property, plant and equipment	7	258
Maturity of time deposits	52,693	175,548
Investment of an equity investee	-	(740)
Cash reduced upon deconsolidation of subsidiary	-	(1,878)
Net cash used in investing activities	(45,269)	(82,955)

Cash flows from financing activities:
Proceeds from short-term bank loans	1,721	4,927
Repayments of short-term bank loans	(1,917)	(5,472)
Proceeds from long-term bank loans	142	474
Repayments of long-term bank loans	(103)	(402)
Payment of Dividends	-	(10,862)
Net cash used in financing activities	(157)	(11,335)

Effect of foreign exchange rate changes	4,888	(3,258)
Net decrease increase in cash, cash equivalents and restricted cash	$(15,304)	(10,834)

Cash, cash equivalents and restricted cash, beginning of period	$291,779	287,309
Cash, cash equivalents and restricted cash, end of period	276,475	276,475

Hollysys Automation Technologies Ltd May 13, 2019	Page 12

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)

	Three months ended		Nine months ended
	Mar 31,		Mar 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$70,818	$73,297	$232,411	$229,295
Less: Amortization of acquired intangible assets	78	128	234	279
Non-GAAP cost of integrated contracts	$70,740	$73,169	$232,177	$229,016

General and administrative expenses	$8,793	$7,874	$29,140	$31,333
Less: Share-based compensation expenses	50	129	201	581
Non-GAAP general and administrative expenses	$8,743	$7,745	$28,939	$30,752

Other income, net	$1,190	$352	$7,665	$3,062
Add: Fair value adjustments of a bifurcated derivative	-	-	20	-
Non-GAAP other income, net	$1,190	$352	$7,685	$3,062

Net income attributable to Hollysys Automation Technologies Ltd.	$27,968	$21,842	$100,004	$79,433
Add:
Share-based compensation expenses	50	129	201	581
Amortization of acquired intangible assets	78	128	234	279
Fair value adjustments of a bifurcated derivative	-	-	20	-
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$28,096	$22,099	$100,459	$80,293

Weighted average number of basic ordinary shares	60,459,370	60,436,871	60,453,704	60,431,201
Weighted average number of diluted ordinary shares	61,276,829	61,296,907	61,273,073	61,245,982
Non-GAAP basic earnings per share	$0.46	$0.37	$1.66	$1.33
Non-GAAP diluted earnings per share	$0.46	$0.36	$1.65	$1.32